Larry A. Cerutti
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com

June 15, 2007

VIA FEDEX AND
EDGAR CORRESPONDENCE
Jennifer Hardy, Esq. Branch Chief Division of Corporation Finance Securities and Exchange Commission Mail Stop 7010 450 Fifth Street, N.W. Washington, D.C. 20549-0404

Re:	Pacific Ethanol, Inc. Registration Statement on Form S-3 File No. 333-143617

Dear Ms. Hardy:

This letter responds to the comments of your letter dated June 12, 2007 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter of June 12, 2007, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of June 12, 2007.

General

1.	It appears that you may not be eligible to incorporate information by reference and to use Form S-3, since the Form 8-K dated October 2, 2006 was filed late. See Item 3(b) to Form S-3. Please advise.

The Company filed a Form 8-K for October 2, 2006 on October 12, 2006 disclosing under Item 1.01 its entry into an amendment to a material definitive agreement. Indeed, the Form 8-K was filed after the four business day deadline. The missed deadline occurred due to inadvertent miscommunication during a period when Company management was intensely involved in negotiating a significant acquisition transaction that was later consummated on October 17, 2006.

Jennifer Hardy, Esq.
June 15, 2007

The Company has reviewed Instruction I.A.3(b) to Form S-3, which provides in relevant part, that the Company must:

“[file] in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K. . .”

[Emphasis added.]

The Company’s Form 8-K for October 2, 2006 filed on October 12, 2006 was a report required to be filed solely pursuant to Item 1.01 of Form 8-K. Accordingly, the Company believes that it remains eligible to utilize Form S-3 and incorporate information by reference.

2.
We note that you submitted an application for confidential treatment of an exhibit to your Form 10-Q. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement’s effectiveness, you must resolve any issues concerning the application.

The Company acknowledges that its request for confidential treatment must be processed prior to the effectiveness of the registration statement. The Company looks forward to the Staff’s processing of its request for confidential treatment and will seek to promptly respond to any issues raised by the Staff concerning the request.

We trust that the foregoing is responsive to your comments in your letter of comments dated June 12, 2007. If you have any questions, please call me at (714) 641-3450 or my partner John T. Bradley, Esq. at (714) 662-4659.

                Sincerely yours,

                RUTAN & TUCKER, LLP

               /s/ Larry A. Cerutti
            Larry A. Cerutti

LAC:jtb
Enclosure
cc:    Errol Sanderson, Esq.
Christopher W. Wright, Esq.
John T. Bradley, Esq.